December 3, 2018

William Waldrop
CEO
EVIO, INC.
62930 O. B. Riley Rd, Suite 300
Bend, OR 97703

       Re: EVIO, INC.
           Form 10-K for Fiscal Year Ended September 30, 2017
           Filed January 17, 2018
           File No. 000-12350

Dear Mr. Waldrop:

       We issued comments on the above captioned filing on May 16, 2018 and October 11,
2018. On November 1, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos
Pacho, Senior Assistant Chief Accountant, at 202-551-3835 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Telecommunications
cc:    Christian Carnell